UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 15)*

Sprott Focus Trust, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

78080N108
(CUSIP Number)

W. Whitney George, 777 Post Road, Darien, Connecticut 06820, (203) 656-2430
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

*Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 78080N108	13D	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

W. Whitney George

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,143,825

8.	SHARED VOTING POWER

1,282,242

9.	SOLE DISPOSITIVE POWER

3,143,825

10.	SHARED DISPOSITIVE POWER

1,282,242

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,426,067

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.47%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No. 78080N108	13D	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Meredith George

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,126,914

8.	SHARED VOTING POWER

1,282,242

9.	SOLE DISPOSITIVE POWER

1,126,914

10.	SHARED DISPOSITIVE POWER

1,282,242

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,409,156

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.60%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No. 78080N108	13D	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brooks George

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

121,345

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

121,345

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

121,345

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.53%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No. 78080N108	13D	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Allen George

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

118,107

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

118,107

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

118,107

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.52%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No. 78080N108	13D	Page 6 of 9 Pages

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

The title and class of equity securities to which this statement relates is Common Stock.

The name and address of the principal executive offices of the Issuer are:

Sprott Focus Trust, Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2700
Toronto, Ontario, Canada M5J2J1

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed jointly by W. Whitney George, Meredith George, Brooks George and Allen George (the "Reporting Persons").

(b)
The business address of W. Whitney George, Meredith George and Allen George is 777 Post Road, Darien, Connecticut, 06820. The business address of Brooks George is 650 Executive Drive, Willowbrook, Illinois, 60527.

(c)
W. Whitney George is Senior Portfolio Manager of Sprott Asset Management USA, Inc. ("Sprott"), a registered investment adviser whose clients include the Issuer.  He is also Vice President of the Issuer.  These companies are principally located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario, Canada M5J2J1. Meredith George is a homemaker. Brooks George works in marketing for Wholesome Tea, a beverage company principally located at 650 Executive Drive, Willowbrook, Illinois, 60527. Allen George is currently unemployed.

(d)	Not applicable.

(e)	Not applicable.
(f)	The Reporting Persons are all citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
The source of the funds used by the Reporting Persons to acquire the Common Stock beneficially owned by them was personal funds of the Reporting Persons.

CUSIP No. 78080N108	13D	Page 7 of 9 Pages

Item 4.	Purpose of Transaction.
Item 4 is hereby amended and restated to read as follows:

The Reporting Persons purchased the shares of the Issuer's Common Stock for investment purposes.

W. Whitney George currently acts as the Issuer's portfolio manager and is an employee of Sprott. Because of family relationships among the Reporting Persons, they are filing jointly solely for informational purposes. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-5 thereunder or for any other purpose, and each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person.

Except as set forth above, the Reporting Persons do not have any present plan or proposal, which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  Each Reporting Person reserves the right, at a later date, to effect one or more of such changes or transactions in the number of Common Stock they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated to read as follows:
	(a)
The aggregate number and percentage of the outstanding Common Stock (based upon a total of 22,731,209 shares reported outstanding as of December 31, 2014) beneficially owned by each of the reporting persons as of the date hereof are as follows

		W. Whitney George	4,426,067	19.47%
		Meredith George	2,409,156	10.60%
		Brooks George	121,345	0.53%
		Allen George	118,107	0.52%

	(b)
W. Whitney George has sole voting and sole dispositive power with respect to 3,143,825 shares of Common Stock. The remaining 1,282,242 shares beneficially owned by him are jointly owned by Meredith George, his wife, and accordingly he may be deemed to share voting power and investment power with respect to such shares.

Meredith George has sole voting and sole dispositive power with respect to 1,126,914 shares of Common Stock. The remaining 1,282,242 shares beneficially owned by her are jointly owned by W. Whitney George, her husband, and accordingly she may be deemed to share voting power and investment power with respect to such shares.

Brooks George has sole voting and sole dispositive power with respect to 121,345 shares of Common Stock.

Allen George has sole voting and sole dispositive power with respect to 118,107 shares of Common Stock.

	(c)
In the 60 days prior to the filing of this statement, W. Whitney George effected the following purchases of the Common Stock of the Issuer, which were effected in the open market and not previously reported on any Schedule 13D filing: (i) 100,000 shares at $7.51 per share on May 11, 2015; (ii) 26,215 shares at $7.575 per share on May 13, 2015; (iii) 23,785 shares at $7.6 per share on May 14, 2015; (iv) 50,000 shares at $7.589 per share on May 19, 2015; (v) 22,592 shares at $7.493 per share on June 3, 2015; (vi) 24,126 shares at $7.5 per share on June 4, 2015; (vii) 3,700 shares at $7.496 per share on June 5, 2015; (viii) 300 shares at $7.5 per share on June 8, 2015; (ix) 46,000 shares at $7.487 per share on June 9, 2015 and (x) 50,000 shares at $7.197 per share on June 29, 2015.

None of the other Reporting Persons have effected any purchase or sale of Common Stock in the 60 days prior to the filing of this statement.

CUSIP No. 78080N108	13D	Page 8 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

99.1 Joint Filing Agreement dated July 9, 2015 by and among W. Whitney George, Meredith George, Brooks George and Allen George.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2015
(Date)

By:	/s/ W. Whitney George
(Signature)
W. Whitney George

By:	/s/ Meredith George
(Signature)
Meredith George

By:	/s/ Brooks George
(Signature)
Brooks George

By:	/s/ Allen George
(Signature)
Allen George

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Sprott Focus Trust, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement

July 9, 2015
(Date)

By:	/s/ W. Whitney George
(Signature)
W. Whitney George

By:	/s/ Meredith George
(Signature)
Meredith George

By:	/s/ Brooks George
(Signature)
Brooks George

By:	/s/ Allen George
(Signature)
Allen George